Prudential Sector Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

July 21, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:	Prudential Sector Funds, Inc.
Registration Statement on Form N-14
File Nos. 333-125246 and 811-03175

Dear Mr. Greene:

On behalf of Prudential Health Sciences Fund (doing business as Jennison Health Sciences Fund) (the “Jennison Fund”), a series of Prudential Sector Funds, Inc. (doing business as Jennison Sector Funds, Inc.), we are responding to oral comments given by  Larry Greene of the Securities and Exchange Commission (the “Commission”), during telephone conversations with Claudia DiGiacomo on June 15, 2005 and June 16, 2005.

The comments were addressed to pre-effective amendment no. 1 to the registration statement on Form N-14 which was filed via EDGAR on June 9, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meetings of the shareholders of each of the Strategic Partners Health Sciences Fund, a series of Strategic Partners Mutual Funds, Inc. (the “SP Fund” and, together with the Jennison Fund, the “Funds”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  Comparison of Other Policies of the Funds (page 4): (a) If the Funds invest in emerging market securities please include additional risk disclosure. (b) In the section entitled “Fixed Income Obligations,” please use the same term for fixed-income obligations and debt securities.

Response:  (a) Additional disclosure relating to the risks of developing countries has been added to the section entitled “Risks of Investing in the Funds” on page 6. (b) The referenced disclosure has been revised.

2.                                       Comment:  Portfolio manager compensation disclosure (pages 13 to 16): Please only disclose the types of compensation that were actually paid as of each Fund’s fiscal year end to a portfolio manager of the Funds by the applicable subadviser.

Response:  The disclosure has been revised to only describe the types of compensation that were actually paid to a portfolio manager for the Funds by the applicable subadviser as of the applicable fiscal year end.

3.                                       Comment: Portfolio Holdings (page 19):  Revise the disclosure to reflect the name of the entities that are the traditional external recipients/vendors.

Response:  The disclosure has been revised as requested.

4.                                       Comment:  Fees and Expenses (Pages 25 to 28):  (a) Delete “estimated” in the Distribution (12b-1) Fees line item. (b) Can the Adviser recoup the waiver on the Class A shares.

Response:  (a) The disclosure has been revised as requested.  (b)  The Adviser cannot recoup the waiver on the Class A shares.

5.                                       Comment:  Capitalization of the Funds and Capitalization After the Reorganization (pages 38 to 40):  Please provide the  total net assets and total shares outstanding for each Fund and pro forma for the reorganization.

Response:  The requested disclosure has been added.

6.                                       Comment:  Voting Information (pages 40 to 41): (a) Explain how broker non-votes and abstentions will be voted by the SP Health Sciences Fund. (b) Please delete the repetitive phrase “,including separate proxy cards” that appears in the second paragraph on page 41.

Response:  (a) The requested disclosure has been added.  (b) The referenced disclosure has been deleted.

7.                                       Comment:  Shareholder Proposals (page 43): Please clarify that the first sentence in the second paragraph relates to shareholders of the Company and include disclosure regarding notice requirements for shareholders to submit a proposal from the floor of a shareholder meeting pursuant to Rule 14a-5(e)(2).

Response:  The disclosure has been revised as requested.

*              *              *

The Jennison Health Sciences Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Jennison Health Sciences Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Jennison Health Sciences Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo